

SECURITIE ||||||||||||||||||||| ;ION
14048391

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-15521

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gerson, Horowitz, Green Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street, Suite 2322
(No. and Street)

New York   New York   10107
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horowitz, President   (212) 489-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632   New York   New York   10107
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



Gerson, Horowitz, Green Securities Corp.
(SEC I.D. No. 8-15521)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2013

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

OATH OR AFFIRMATION

I, Albert Horowitz, President and Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Gerson, Horowitz, Green Securities Corp.</u> (Company), as of <u>December 31, 2013</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WOODY A. RAYMOND
Notary Public, State of New York
No. 01RA6024275
Qualified in Kings County
Commission Expires May 3, 20_15

Albert Horowitz. President

Sworn and subscribed to before me this _25__ day of _February_ , 20 14.

This report contains (check all applicable boxes):   **Page**

		Report of Independent Registered Public Accounting Firm	1-2
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	3
(x)	(c)	Statement of Operations.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Stockholder's Equity.	6
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	7-8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10-11



VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Gerson, Horowitz, Green Securities Corp.

Report on the Financial Statements
We have audited the accompanying financial statements of Gerson, Horowitz, Green Securities Corp., (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

1

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerson, Horowitz, Green Securities Corp as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for th3e purpose of forming an opinion on the financial statements as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 9 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 9 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 18, 2014

GERSON, HOROWITZ, GREEN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2013

Assets

Cash	$	41,804
Accounts receivable		2,809
Prepaid expense		1,152
Total Assets	$	45,765

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses		100
Total Liabilities	$	100
Contingencies		-

Stockholder's equity

Capital stock, class A, 200 shares no par value authorized and outstanding		7,500
Additional paid in capital		16,763
Retained earnings		21,402
Stockholder's equity		45,665
Total Liabilities and Stockholder's Equity	$	45,765

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:

Commissions	$ 81,938
Interest and dividends	400
Capital gains	12,784
Total revenues	95,122

Costs and expenses:

Regulatory fees	2,556
Travel and entertainment	32,969
Office administration services	10,650
Professional fees	10,607
Office expenses	14,146
Insurance	5,080
Telephone and utilities	4,678
Taxes	165
Total costs and cxpenses	80,850
Net income	$ 14,271

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities:

Net income	$ 14,271

Adjustment to reconcile net loss to net cash provided in operating activities:

Changes in other assets and liabilities:	
(Increase) in accounts receivable	(2,808)
(Increase) in prepaid expense	(96)
(Decrease) in accounts payable and accrued expenses	(845)
Net cash provided in operating activities	10,522

Cash Flows From Investing Activities:

Proceeds from sales of securities	23,496
Net cash provided in investing activities	23,496

Cash Flows From Financing Activities:

Shareholder distribution	(10,168)
Net cash (used) in financing activities	(10,168)

Net increase in cash and cash equivalents	23,850
Cash and cash equivalents - January 1, 2013	17,954
Cash and cash equivalents - December 31, 2013	$ 41,804

The accompanying notes are an integral part of these financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Capital Stock	Total Retained Earnings	Additional Paid In Capital	Total Stockholder's Equity
Balance, January 1, 2013	$ 7,500	$ 17,299	$ 16,763	$ 41,562
Net income	-	14,271	-	14,271
Stockholder's distribution		(10,168)		(10,168)
Balance, December 31, 2013	$ 7,500	$ 21,402	$ 16,763	$ 45,665

The accompanying notes are an integral part of these financial statements.

1. **ORGANIZATION AND NATURE OF BUSINESS**

Gerson, Horowitz, Green Securities Corp. (the "Company") is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated on January 9, 1970 in the State of New York.

The Company is licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash
Cash consists of amounts denominated in US dollars. The Company does not at any time maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state income taxes on its corporate income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's income, deductions, losses and credits.

Commitments and Contingencies
The Company maintains a $50,000 line of credit with a bank. At December 31, 2013, the Company had no outstanding balance under the terms of this credit line.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GERSON HOROWITZ GREEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

3.   NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $44,513 which was $39,513 in excess of the amount required.

4.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2014, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:
Total stockholder's equity $ 45,665

Deductions and/or charges:
Non-allowable assets:
Prepaid expense (1,152)

Net capital before haircuts on securities positions 44,513

Haircuts on securities positions -

Undue concentration -

Net Capital 44,513

AGGREGATE INDEBTEDNESS:
Items included in the statement of financial condition:
Accounts payable and accrued expenses $ 100

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Minimum net capital required (6-2/3% of aggregate indebtedness) $ 7

Minimum net capital required $ 5,000

Excess net capital $ 39,513

Net capital less greater of 10% of total AI or 120% of min. net capital $ 38,513

Percentage of aggregate indebtedness to net capital is 0%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited) $ 43,752
Audit adjustments - accrued expenses (75)
Haircut on securities 836
Net capital as reported above $ 44,513



VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtse@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.888.99.PCAOB (72262)	www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Shareholder of
Gerson, Horowitz, Green Securities Corp.

In planning and performing our audit of the financial statements of Gerson, Horowitz, Green Securities Corp. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

10

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 18, 2014